

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2014

Via E-mail
Artem Rusakov
President
Romulus Corp.
Erbenova 15
Prague, Czech Republic 15000

> **Re:** **Romulus Corp.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed April 17, 2014**
> **File No. 333-194070**

Dear Mr. Rusakov:

We have reviewed your response to our prior comment letter to you dated March 18, 2014 and have the following additional comments.

Prospectus Summary, page 5

1. We note your response to prior comment 8; however, the change was not made in the amendment. We therefore reissue our previous comment in its entirety. Please revise to disclose (a) the implied aggregate price of your common stock based on the offering price of $0.01 and (b) your total stockholders' equity (deficit) as of the most recent balance sheet date.

Use of Proceeds, page 14

2. We note your response to our prior comment 11. The sales contract for your boxing machines indicates that you must place a minimum order of 3 machines, and each machine costs $3500. Therefore, it appears that you would be unable to purchase any boxing machines under the $20,000 proceeds scenario. Please revise here and in the Plan of Operation or advise.

3. Further, it does not appear that you would be able to purchase the number of boxing machines indicated under the $40,000 and $60,000 proceeds scenarios either. Please revise here and in the Plan of Operation and Liquidity and Capital Resources sections or advise.

Management's Discussion and Analysis, page 17

4. Please update your cash balance as of the most recent practicable date throughout the prospectus and do so with each amendment.

5. We note your disclosure here that Mr. Rusakov advanced the company $306 yet you state elsewhere in the prospectus that Mr. Rusakov has advanced $4,306. Please revise.

Directors, Executive Officers, page 26

6. We note your response to our prior comment 20 but do not find it responsive. Please revise to briefly discuss Mr. Rusakov's specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Exhibit 99.1

7. Please revise the penultimate paragraph on page 1 of the investor confirmation to reference the resale restrictions imposed on holders of shares of shell companies and refer the investor to the prospectus for further information.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Scott P. Doney, Esq.